EXHIBIT 21.1

SUBSIDIARIES

PENINSULA GAMING, LLC

NAME	DOMESTIC JURISDICTION

Peninsula Gaming Corp.	Delaware

Diamond Jo, LLC	Delaware

The Old Evangeline Downs, L.L.C.	Louisiana

Diamond Jo Worth Holdings, LLC	Delaware

Diamond Jo Worth, LLC	Delaware

Diamond Jo Worth Corp.	Delaware